UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 1-32422

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
Windstream 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:
Windstream Holdings, Inc.
4001 Rodney Parham Road
Little Rock, Arkansas 72212

WINDSTREAM 401(k) PLAN
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012	2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2013	3

Notes to Financial Statements	4-12

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2013	13

Signature	14

Exhibits:

Index of Exhibits	15

Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable or not required.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Windstream 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Windstream 401(k) Plan (the "Plan") at December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As disclosed in Note 6, the participant accounts from the Network Telephone 401(k) Profit Sharing Plan were transferred to and made a part of the Plan during the year ended December 31, 2013.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Little Rock, Arkansas
June 20, 2014

WINDSTREAM 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31,

	2013	2012
Cash	$510,702	$294,033

Investments, at fair value:
Windstream Holdings, Inc. common stock	49,132,367	34,958,892
Common collective trust funds	93,550,414	65,108,156
Money market fund	102,941,584	113,958,224
Mutual funds	549,188,369	479,321,532
Participant brokerage accounts	2,768,038	3,042,712
Total investments	797,580,772	696,389,516

Receivables:
Employer contribution	21,934,060	20,582,490
Notes receivable from participants	20,292,026	19,189,265
Accrued dividends	1,413,407	973,429
Due from broker	25,887	144,328
Total receivables	43,665,380	40,889,512

NET ASSETS AVAILABLE FOR BENEFITS	$841,756,854	$737,573,061

The accompanying notes are an integral part of these financial statements.

WINDSTREAM 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the year ended December 31, 2013

ADDITIONS:
Investment income:
Dividend income	$40,579,555
Interest income	282,110
Net appreciation in fair value of investments	80,887,641
Total investment income	121,749,306

Interest income on notes receivable from participants	967,913

Contributions:
Employer	22,376,135
Employee	45,548,379
Employee rollovers	2,455,079
Total contributions	70,379,593

Total additions	193,096,812

DEDUCTIONS:
Benefit payments and withdrawals	88,925,590
Administrative expenses	139,781
Total deductions	89,065,371
Net increase	104,031,441

Transfer of assets from Network Telephone 401(k) Profit Sharing Plan (See Note 6)	152,352

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year, January 1, 2013	737,573,061
End of year, December 31, 2013	$841,756,854

The accompanying notes are an integral part of this financial statement.

WINDSTREAM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

1.	PLAN DESCRIPTION:

The following brief description of the Windstream 401(k) Plan (the "Plan"), and the administration thereof, is provided for general information purposes only. Participants should refer to the Plan document or the Summary Plan Description ("SPD") for a more complete and comprehensive description of the Plan's provisions. Any discrepancies between the formal Plan document and the SPD will be resolved in favor of the formal Plan document.

Change in Organizational Structure of Plan Sponsor

On August 30, 2013, through the creation of a new holding company structure (the "Holding Company Formation"), Windstream Corporation ("Windstream Corp.") became a wholly-owned subsidiary of a new publicly traded parent company, Windstream Holdings, Inc. ("Windstream Holdings"). The Holding Company Formation was effected through the merger of Windstream Corp. with and into WIN Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Windstream Holdings, with Windstream Corp. surviving the merger and becoming a direct, wholly-owned subsidiary of Windstream Holdings. At the effective time of the merger, each share of Windstream Corp. common stock, par value $0.0001 per share, issued and outstanding was automatically converted into and was deemed exchanged for one share of Windstream Holdings common stock, par value $0.0001 per share, having the same rights, powers, preferences, qualifications, limitations and restrictions as the Windstream Corp. common stock being converted and exchanged. As a result of the Holding Company Formation, Windstream Holdings common stock replaced the Windstream Corp. common stock on the Nasdaq Global Select Market and on September 3, 2013, began trading under the ticker symbol "WIN." Windstream Corp. common stock no longer trades on any stock market. Unless the context requires otherwise, the use of the terms “Windstream” or the “Company” shall refer to Windstream Holdings and its subsidiaries, including Windstream Corp. Following the Holding Company Formation, Windstream Corp. remained the Plan Sponsor.
General

The Plan is a defined contribution employee benefit plan which includes a cash or wage deferral arrangement that covers eligible bargaining and non-bargaining employees of Windstream. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Administration

The Plan is administered by the Windstream Benefits Committee (the "Administrator") which is comprised of the following members of management of Windstream: the Chief Financial Officer, Chief Operating Officer, Executive Vice President and Chief Human Resource Officer, and Vice President of Compensation and Benefits. Members are appointed by the Board of Directors of Windstream. Merrill Lynch Trust Company, FSB ("Merrill Lynch" or the "Trustee") is the trustee and custodian of Plan assets. Additionally, Merrill Lynch & Company, Inc. provides the recordkeeping for the Plan and administrative services.

Participation

Eligible non-bargaining employees may participate immediately. Certain eligible bargaining employees may participate in the Plan, to the extent specifically provided in their collective bargaining agreement. Prior service with certain other companies may count toward the service requirements of the Plan. Each eligible employee is also allowed to make certain rollover contributions to the Plan immediately upon employment with the Company as governed by the Internal Revenue Code of 1986, as amended (the "Code"). Individuals who are not eligible to participate include leased employees, employees covered by a collective bargaining agreement where retirement benefits were the subject of good faith bargaining (unless the collective bargaining agreement where the employees are covered specifically provides for coverage under the Plan), persons not classified as an employee, and nonresident aliens with no U.S. income.

WINDSTREAM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

1.	PLAN DESCRIPTION, Continued:

Plan Contributions

Each year, participants may contribute up to 50 percent of their pretax annual eligible compensation to the Plan, as defined in the Plan document. Participant contributions are subject to certain dollar limitations established by the Internal Revenue Service (the "IRS") each year. The annual deferral limits for the Plan are in accordance with the IRS limitations.

Eligible participants who will attain fifty (50) years of age prior to the end of the applicable Plan year are eligible to make catch-up contributions in accordance with, and subject to the limitations of Section 414(v) of the Code. Employee contributions are funded to the Plan by Windstream in the period that payroll deductions are made from Plan participants in accordance with the participant's deferral election.

Except as discussed in the succeeding two paragraphs, the Company makes matching contributions to the Plan in an amount equal to 100 percent of the first 3 percent of each participant's eligible compensation contributed to the Plan, plus 50 percent of the next 2 percent of each participant's eligible compensation contributed to the Plan. The Company's matching contribution is calculated and made as soon as administratively practicable following the end of the Plan year for each participant who was actively employed on December 31, 2013 or who became retired, deceased or disabled during 2013. Prior to November 6, 2012, the Company's matching contributions were paid in cash. Effective November 6, 2012, the Company's matching contributions may be paid in cash or the Company's common stock at the election of the Company. Contributions of the Company's common stock will be invested in the Windstream Common Stock Fund. Once the contribution is made, participants may transfer the amount contributed to other investment options within the Plan immediately.

The Company annually makes matching contributions in an amount equal to 50 percent of the first 6 percent of eligible compensation contributed to the Plan for participants covered by certain collective bargaining agreements with Valor Telecommunications of Texas, LP, who were actively employed on December 31, 2013. The Company may also make, at its sole discretion, an additional matching contribution. No such contribution was made for the year ended December 31, 2013.

Each pay period the Company makes matching contributions in an amount equal to 66 percent of the first 6 percent of eligible compensation contributed to the Plan for participants covered by certain collective bargaining agreements with Windstream Iowa Telecommunications, Inc. Participants are eligible for an additional Company contribution of 3 percent of the participant's eligible compensation if they are not a participant in any other Company-sponsored defined benefit plan.

Participant Accounts and Investment Options

Each participant's account is credited with the participant's contributions and related employer matching and discretionary contributions, if any, as well as the participant's share of the Plan's earnings and any related administrative expenses. The participant contributions are invested according to a participant's investment election. If no investment election has been made, the contributions are invested in a manner deemed appropriate by the Administrator. The Plan's earnings and administrative expenses, if applicable, are allocated to participants' accounts based upon participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Plan participants may direct their contributions among the various investment options offered by the Plan, which include a participant-directed brokerage account. The Merrill Lynch Self-Direct Brokerage Account allows participants to invest in over 1,600 Merrill Lynch mutual funds. The Plan also provides its participants the option to invest in the Company's common stock at the participants' election. The Plan places no restrictions on the participants' ability to change this investment option.

WINDSTREAM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

1.	PLAN DESCRIPTION, Continued:

Vesting, Benefits and Payments

Participants are immediately fully vested in their employee contributions and matching employer contributions to the Plan and the accumulated earnings thereon.  There were no new forfeitures created during the year ended December 31, 2013.  Under terms of the Plan document, forfeitures can be used to pay Plan expenses or can be used to reduce future Company contributions. During 2013, forfeitures were used to fund a portion of the Company contributions. There were no material forfeitures available for future use at December 31, 2013 or 2012.

Participants or their beneficiaries, as applicable, are entitled to receive distribution of their Plan account when they retire, become permanently disabled, upon death or upon separation from service with the Company. The Plan provides benefits upon early retirement between ages 55 and 65.

Participants may elect upon termination of employment to defer payment of their account balance if it exceeds $1,000. If a participant's account balance is equal to or less than $1,000, the account will be automatically distributed. All distributions will be made in the form of a lump-sum payment, unless the distribution is in accordance with a grandfathered provision from a prior plan that merged into the Plan. A participant may elect to have a portion of their account invested in Windstream common stock to be distributed in shares of Windstream common stock. Additionally, actively employed participants may withdraw certain funds from their Plan account with the approval of the Administrator, for "hardship" reasons as defined by the IRS. Participants may also receive an in-service withdrawal of a portion of their vested account balance on or after attaining age 59 1/2. In addition, participants may withdraw voluntary after-tax and rollover contributions at any time.

Plan Termination

While it has not expressed any intention to do so, Windstream Corp, the Plan Sponsor, has the right to terminate the Plan. In the event that the Plan is terminated, participants will become fully vested and shall be entitled to receive the entire amount of his/her account balance in accordance with the Plan provisions. Participants in the Plan are entitled to certain rights and protections under ERISA.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation and Use of Estimates

The accompanying financial statements have been prepared on the accrual basis of accounting reported in accordance with accounting principles generally accepted in the United States of America.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Administrator to make estimates and assumptions that affect the amount of assets, liabilities, income and expenses, and disclosures of certain contingent assets and liabilities reported or disclosed in the financial statements. The estimates and assumptions used in preparing the accompanying financial statements are based upon the Administrator's evaluation of the relevant facts and circumstances as of the dates of the financial statements. Actual results may differ from these estimates and assumptions used in preparing the accompanying financial statements and such differences could be material.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Administrator determines the Plan's valuation policies utilizing information provided by its investment advisers, custodians, and insurance company. See note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

WINDSTREAM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued:

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Plan Expenses

As outlined in the Plan document, certain expenses related to the Plan's operations are paid from the Plan's assets and are included in administrative expenses. Investment related expenses are included in net appreciation in fair value of investments. Administrative costs paid by Windstream in 2013 are not reflected in the Plan's financial statements.

3.	INVESTMENTS:

Investment Valuation and Income Recognition

The Plan's investments are carried at fair value. Fair value of financial and non-financial assets and liabilities is defined as an exit price, representing the amount that would be received to sell an asset or transfer a liability in an orderly transaction between market participants. Authoritative guidance defines the following three tier hierarchy for assessing the inputs used in fair value measurements:

Level 1 – Quoted prices in active markets for identical assets or liabilities
Level 2 – Observable inputs other than quoted prices in active markets for identical assets or liabilities
Level 3 – Unobservable inputs

Assets and liabilities are classified into the hierarchy in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels. The valuation techniques used may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

WINDSTREAM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

3.	INVESTMENTS, Continued:

The fair values of the Plan's investments were determined using the following inputs at December 31, 2013:

		Quoted Price	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Fair
	Value	Level 1	Level 2	Level 3
Windstream common stock (a)	$49,132,367	$49,132,367	$—	$—
Common collective trust funds (b):
Domestic equity	31,165,879	—	31,165,879	—
International equity	15,688,529	—	15,688,529	—
Fixed income	46,696,006	—	46,696,006	—
Total common collective trust funds	93,550,414	—	93,550,414	—
Money market fund (b)	102,941,584	—	102,941,584	—
Mutual funds (c):
Large Cap equity	302,177,559	302,177,559	—	—
Small Cap equity	97,517,977	97,517,977	—	—
International equity	99,875,338	99,875,338	—	—
Real estate	27,606,315	27,606,315	—	—
Bond	68,341,414	68,341,414	—	—
Target retirement date	11,088,423	11,088,423	—	—
Total mutual funds	606,607,026	606,607,026	—	—
Participant-directed brokerage accounts (c)	2,768,039	2,768,039	—	—
Total investments (d)	$854,999,430	$658,507,432	$196,491,998	$—

WINDSTREAM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

3.	INVESTMENTS, Continued:

The fair values of the Plan's assets were determined using the following inputs at December 31, 2012:

		Quoted Price	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Fair
	Value	Level 1	Level 2	Level 3
Windstream common stock (a)	$34,958,892	$34,958,892	$—	$—
Common collective trust funds (b):
Domestic equity	17,925,693	—	17,925,693	—
International equity	11,570,028	—	11,570,028	—
Fixed income	35,612,435	—	35,612,435	—
Total common collective trust funds	65,108,156	—	65,108,156	—
Money market fund (b)	113,958,224	—	113,958,224	—
Mutual funds (c):
Large Cap equity	201,984,680	201,984,680	—	—
Small Cap equity	72,595,720	72,595,720	—	—
International equity	94,902,459	94,902,459	—	—
Real estate	30,167,699	30,167,699	—	—
Bond	79,670,974	79,670,974	—	—
Total mutual funds	479,321,532	479,321,532	—	—
Participant-directed brokerage accounts (c)	3,042,712	3,042,712	—	—
Total investments (d)	$696,389,516	$517,323,136	$179,066,380	$—

(a)	Shares of Windstream common stock are valued at their quoted market price on the last business day of the year.

(b)
Common collective trust funds and the money market fund are valued based on the net asset value ("NAV") of the units held by the Plan as determined by the fund managers on the last day of the Plan year.

(c)	Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end based on their quoted market price.

(d)
Transfers between levels of the fair value hierarchy are recognized at the end of the reporting period. There were no transfers in or out of levels 1, 2, or 3 for the years ended December 31, 2013 and 2012. There have been no significant changes in the methodology used to value investments from prior year.

WINDSTREAM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

3.	INVESTMENTS, Continued:

The following table summarizes the Plan's investments with a reported fair value using NAV per share:

	Fair Value as of December 31,		Unfunded Commitments	Redemption Frequency	Redemption Notice Period *
	2013	2012
Blackrock FFI Premier Institutional Fund	$102,941,584	$113,958,224	$—	Daily	None
Northern Trust Collective Aggregate Bond Index Fund - Lending	46,696,006	35,612,435	—	Daily	30 days
Blackrock Extended Equity Market Fund	31,165,879	17,925,693	—	Daily	None
Blackrock EAFE Equity Index Fund	15,688,529	11,570,028	—	Daily	None

* Were the Plan to initiate a full redemption of the investment fund, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The Windstream Common Stock Fund is designated as an "employee stock ownership plan" that is intended to qualify as a stock bonus plan. This fund invests primarily in Windstream common stock. Participants in this fund may elect that dividends received be paid in cash or reinvested in Windstream common stock.

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying financial statements.

The following investments represented 5 percent or more of the Plan's net assets as of December 31:

	2013	2012
American EuroPacific Growth Fund R6	$99,875,338	$94,902,459
BlackRock Capital Appreciation Fund	52,460,389	43,406,995
BlackRock Core Bond Portfolio	49,762,828	59,676,855
Columbia Small Cap Value Fund	45,522,926	40,078,302
Funds for Institutions Premier Institutional Fund	102,941,584	113,958,224
Pioneer Equity Income Fund	46,673,074	39,263,804
Vanguard Institutional Index Fund	146,775,587	119,313,881
Northern Trust Collective Aggregate Bond Index Fund - Lending	46,696,006	*
Sentinel Small Company Fund	50,844,903	*
Windstream Holdings, Inc. common stock	49,132,567	*

*	Investment did not represent 5 percent or more of the Plan's net assets in the year indicated.

During 2013, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year), appreciated (depreciated) in value as follows:

Windstream common stock	$(1,971,428)
Common collective trust funds	8,894,459
Mutual funds	73,682,500
Participant brokerage accounts	282,110
Net appreciation in fair value of investments	$80,887,641

WINDSTREAM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

4.	EMPLOYER CONTRIBUTIONS RECEIVABLE:

Contributions in the amount of $21,934,060 and $20,582,490 due to the Plan from Windstream had not been funded or allocated among the Plan's investments as of December 31, 2013 and 2012, respectively. The employee contributions receivable were funded in the form of Windstream common stock, except as required to be made in cash in accordance with collective bargaining agreements. The Windstream common stock contributed to the Plan was valued based on the closing market price of the shares on March 4, 2014 and February 25, 2013, respectively. Participants can leave the contribution in the Windstream Common Stock Fund or transfer it into other investment options offered by the Plan.

5.	NOTES RECEIVABLE FROM PARTICIPANTS:

Participants can borrow from their account balances amounts not to exceed 50 percent of their account balance, up to a maximum loan amount of $50,000 in accordance with section 72(p) of the Code. Such loans must be repaid through payroll deductions within five years, unless used to purchase a principal residence. Principal and interest is paid ratably through payroll deductions over the term of the loan. If a participant's employment terminates with an outstanding loan and the termination was not a result of a divestiture by the Company, the entire loan must be repaid in full. If the loan is not repaid in full, the unpaid portion will be considered taxable income to the individual. Loans are collateralized by the balance in the participant's account and bear interest at rates determined by the Administrator upon execution of the loan. Interest rates on the loans outstanding at December 31, 2013 ranged from 4.25 percent to 10.25 percent. For participant loans issued under the Plan, the interest rate is calculated by adding 2 percent to the published Prime Rate from The Wall Street Journal as of the close of business on the last business day of the month prior to loan issuance. At December 31, 2013, the Prime Rate from The Wall Street Journal was 3.25 percent.

6.	TRANSFER FROM OTHER PLAN:

Effective October 1, 2013, the assets and the related participant account balances of the Network Telephone 401(k) Profit Sharing Plan ("the Network Plan") were transferred to the Plan. The trust fund maintained in connection with the Network Plan was added to the assets of the Plan's trust fund. The fair value of assets transferred to the Plan was $152,352.

7.	TAX STATUS:

A determination letter was originally applied for on September 14, 2007, which has been acknowledged by the IRS.  The IRS misplaced the original filing and requested another copy.  The IRS asked for additional documentation on March 5, 2014 and Windstream provided the documentation on March 19, 2014.  The IRS had no additional questions regarding the determination letter filing. Accordingly, the Plan anticipates receiving the determination letter during 2014. The Administrator and the Plan's tax counsel have reviewed the Plan's tax-exempt status and analyzed the tax positions taken by the Plan. The Administrator and the Plan's tax counsel believe the Plan is designed and operating in accordance with applicable IRS requirements, and therefore believes the Plan is qualified and is tax-exempt as of the financial statement date for the purposes of Section 401(a) of the Code. Furthermore, the Administrator has concluded there are no uncertain tax positions taken or expected to be taken that would require recognition or disclosure in the financial statements during the year or within the next 12 months. There are currently no audits of the Plan for any tax periods in progress from any taxing authorities. Contributions and income of the Plan are generally not taxable to the participants until withdrawals or distributions are made. The Administrator believes it is no longer subject to income tax examinations for years prior to 2010.

8.	PARTY-IN-INTEREST TRANSACTIONS:

Plan investments in the Merrill Lynch Self-Direct Brokerage Account totaled $2,768,039 and $3,042,712 as of December 31, 2013 and 2012, respectively. These investments included shares of mutual funds managed by Merrill Lynch. The Plan also invests in Windstream common stock. Since Merrill Lynch is the Plan trustee and Windstream is the Plan sponsor, these transactions qualify as exempt party-in-interest transactions. The Plan permits participants to make loans from the Plan in accordance with section 72(p) of the Code.

WINDSTREAM 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

9.	RECONCILIATION TO FORM 5500:

As of December 31, 2013 and 2012, the Plan had pending distributions to participants who elected to withdraw from the Plan of $510,632 and $294,108, respectively. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with accounting principles generally accepted in the United States of America.

The following is a reconciliation of net assets available for benefits per the financial statements to the amounts reflected in the Form 5500 as filed or to be filed by the Company as of December 31:

	2013	2012
Net assets available for benefits per financial statements	$841,756,854	$737,573,061
Accrued benefits payable	(510,632)	(294,108)
Net assets available for benefits per Form 5500	$841,246,222	$737,278,953

The following is a reconciliation of benefit payments per the financial statements to the amounts reflected in the Form 5500 as filed or to be filed by the Company for the year ended December 31, 2013:

Benefits paid to participants per the financial statements	$88,925,590
Accrued benefits payable - current year	510,632
Accrued benefits payable - prior year	(294,108)
Benefits paid to participants per Form 5500	$89,142,114

WINDSTREAM 401(k) PLAN
Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
Plan No. 009, EIN 20-0792300
As of December 31, 2013

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost (1)	(e) Current value
	Northern Trust Collective Aggregate Bond Index Fund - Lending	Common collective trust fund		$46,696,006
	Blackrock Extended Equity Market Fund	Common collective trust fund		31,165,879
	Blackrock EAFE Equity Index Fund	Common collective trust fund		15,688,529
	Total common collective trust funds			93,550,414

	Blackrock FFI Premier Institutional Fund	Money market fund		102,941,584
	Total money market fund			102,941,584

	American EuroPacific Growth Fund R6	Mutual fund		99,875,338
	BlackRock Capital Appreciation Fund	Mutual fund		52,460,389
	BlackRock Core Bond Portfolio	Mutual fund		49,762,828
	Columbia Small Cap Value Fund	Mutual fund		46,673,074
	Loomis Sayles High Income Fund	Mutual fund		18,578,586
	DWS RREEF Real Estate Securities Fund	Mutual fund		27,606,315
	Pioneer Equity Income Fund	Mutual fund		146,775,587
	Sentinel Small Company Fund	Mutual fund		50,844,903
	Vanguard Institutional Index Fund	Mutual fund		102,941,584
	Vanguard 2015 Target Retirement	Mutual fund		2,310,027
	Vanguard 2020 Target Retirement	Mutual fund		1,697,588
	Vanguard 2025 Target Retirement	Mutual fund		1,776,455
	Vanguard 2030 Target Retirement	Mutual fund		1,350,356
	Vanguard 2035 Target Retirement	Mutual fund		2,074,228
	Vanguard 2040 Target Retirement	Mutual fund		553,587
	Vanguard 2045 Target Retirement	Mutual fund		416,742
	Vanguard 2050 Target Retirement	Mutual fund		401,396
	Vanguard 2055 Target Retirement	Mutual fund		349,352
	Vanguard Target Income Retirement	Mutual fund		158,692
	Total mutual funds			606,607,027

*	Merrill Lynch Self-Direct Brokerage Account	Mutual funds		2,768,038
	Total participant brokerage accounts			2,768,038

*	Windstream Holdings, Inc.	Common stock, $0.0001 par value		49,132,367
	Total common stock			49,132,367

*	Notes receivable from participants	Loans with interest rates ranging from
		4.25 percent to 10.25 percent		20,292,026
	Total investments			$875,291,456

* Indicates a party-in-interest.
(1) Not required, as investments are participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Windstream 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Windstream 401(k) Plan

By: /s/Anthony W. Thomas
Anthony W. Thomas
Chief Financial Officer
Windstream Corporation
June 20, 2014

WINDSTREAM 401(k) PLAN
FORM 11-K
INDEX OF EXHIBITS

Exhibit No.	Description of Exhibits
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm	(a)

(a)	Filed herewith.